                                                Arthur D. Viola

                                                Chief Executive Officer

                                                Daniels Corporate Advisory Company, Inc.

                                                Parker Towers

                                                104-60 Queens Blvd. 12th Floor

                                                Forest Hills, New York 11375.

September 30, 2010

Mr. Duc Dang

Attorney-Advisor

United States

Securities and Exchange Commission

Washington, D.C. 20549.

Re: Daniels Corporate Advisory Company, Inc.

       Registration Statement on Form S – 1

       Filed August 31, 2010

       File No. 333-169128.

Dear Mr. Dang:

I am responding to your letter to me dated September 9, 2010.

In accordance with paragraph three of your letter, we are, herewith, filing an Amendment to our original filing of August 31, 2010.  The Amendment is being filed to meet your requests.

In accordance with those requests, our Audit firm has since registered with the PCAOB.  Our Audit firm has revised the financial statements to reference auditing standards of the PCAOB.  The Opinion Letter has been amended to reference the Audit Firm as being registered with the PCAOB and states that the Financial Statements and the entire Registration Document refer, where necessary, to PCAOB Standards throughout.

Best regards,

/s/ Arthur D. Viola

Chairman & CEO.